UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 12, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Express Issuance Trust
File No. 333-121895-03- CF#27877

American Express Receivables Financing Corporation V LLC
File No. 333-121895-02 - CF#27877

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American Express Issuance Trust and American Express Receivables Financing Corporation V LLC submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on February 2, 2012.

Based on representations by American Express Issuance Trust and American Express Receivables Financing Corporation V LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through October 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine Bancroft
Senior Special Counsel